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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Amendment No.: 1

Name of Issuer:  Gulfwest Oil Company

Title of Class of Securities:  Common Stock

CUSIP Number:  40274P109

     (Date of Event Which Requires Filing of this Statement)

                        November 14, 2000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP Number:  40274P109

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Anaconda Capital, L.P. #13-3736500

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

         889,254

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

         889,254

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

         889,254

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares









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11. Percent of Class Represented by Amount in Row (9)

          4.8%

12. Type of Reporting Person

          PN














































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CUSIP Number:  40274P109

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Anaconda Opportunity Fund, L.P. #13-3073256

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          889,254

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          889,254

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

          889,254

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares









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11. Percent of Class Represented by Amount in Row (9)

          4.8%

12. Type of Reporting Person

          PN














































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CUSIP Number:  40274P109

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Mitchell J. Kelly ####-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

         889,254

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

         889,254

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

         889,254

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares









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11. Percent of Class Represented by Amount in Row (9)

          4.8%

12. Type of Reporting Person

          IN














































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Item 1(a) Name of Issuer:  Gulfwest Oil Company

      (b) Address of Issuer's Principal Executive Offices:

          397 N. Sam Houston Parkway E.
          Suite 375
          Houston, Texas  77060

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Anaconda Capital, L.P.
          730 Fifth Avenue
          New York, New York  10019

          Anaconda Capital, L.P. - Delaware limited partnership

          Anaconda Opportunity Fund, L.P.
          730 Fifth Avenue
          New York, New York  10019

          Anaconda Opportunity Fund, L.P. - New York limited partnership

          Mitchell J. Kelly
          730 Fifth Avenue
          New York, New York  10019

          Mitchell J. Kelly - United States citizen

    (d)   Title of Class of Securities:  Common Stock (the
          "Common Stock")

    (e)   CUSIP Number:  40274P109

Item 3. If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / /  Bank as defined in Section 3(a)(6) of the Act,

    (c) / / Insurance Company as defined in Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,


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    (f)  / /  Employee Benefit Plan, Pension Fund which is
              subject to the provisions of the Employee
              Retirement Income Security Act of 1974 or Endowment
              Fund,

    (g)  / /  Parent Holding Company, in accordance with Rule
              13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

              (a) Amount Beneficially Owned: 889,254 shares owned by Anaconda Capital, L.P.; 889,254 shares owned by Anaconda Opportunity Fund, L.P.; 889,254 shares owned by Mitchell J. Kelly;

                   As of November 28, 2000: 599,754 shares owned by Anaconda Capital, L.P.; 599,754 shares owned by Anaconda Opportunity Fund, L.P.; 599,754 shares owned by Mitchell J. Kelly;

              (b)  Percent of Class:  4.8% by Anaconda Capital,
                   L.P.; 4.8% by Anaconda Opportunity Fund, L.P.;
                   4.8% by Mitchell J. Kelly;

                   As of November 28, 2000: 3.3% by Anaconda
                   Capital, L.P.; 3.3% by Anaconda Opportunity
                   Fund, L.P.; 3.3% by Mitchell J. Kelly;

              (c) Anaconda Capital, L.P.: 0 shares with sole power to vote or to direct the vote; 889,254 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose of or to direct the disposition of; 889,254 shares with shared power to dispose of or to direct the disposition of;

                   As of November 28, 2000: 0 shares with sole power to vote or to direct the vote; 599,754


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                   shares with shared power to vote or to direct
                   the vote; 0 shares with sole power to dispose of or to direct the disposition of; 599,754 shares with shared power to dispose of or to direct the disposition of;

                   Anaconda Opportunity Fund, L.P.: 0 shares with sole power to vote or to direct the vote; 889,254 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose of or to direct the disposition of; 889,254 shares with shared power to dispose of or to direct the disposition of;

                   As of November 28, 2000: 0 shares with sole power to vote or to direct the vote; 599,754 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose of or to direct the disposition of; 599,754 shares with shared power to dispose of or to direct the disposition of;

                   Mitchell J. Kelly: 0 shares with sole power to vote or to direct the vote; 889,254 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose of or to direct the disposition of; 889,254 shares with shared power to dispose of or to direct the disposition of.

                   As of November 28, 2000: 0 shares with sole power to vote or to direct the vote; 599,754 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose of or to direct the disposition of; 599,754 shares with shared power to dispose of or to direct the disposition of;

Item 5.  Ownership of Five Percent or Less of a Class.

         As of the date hereof the Reporting Persons are no longer the beneficial owners of greater than five percent of the outstanding shares of the Common Stock of the Issuer.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

         N/A




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Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent Holding
Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





























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         After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.


ANACONDA CAPITAL, L.P.

By: /s/ Mitchell J. Kelly
    ______________________
    MITCHELL J. KELLY
    Managing General Partner

ANACONDA OPPORTUNITY FUND, L.P.

By:Anaconda Capital, L.P.
   General Partner

By: /s/ Mitchell J. Kelly
    ______________________
    MITCHELL J. KELLY
    Managing General Partner


    /s/ Mitchell J. Kelly
    _____________________
    MITCHELL J. KELLY

November 29, 2000

























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                            AGREEMENT

         The undersigned agree that this Amendment No. 1 to
Schedule 13G dated November 29, 2000 relating to the Common Stock of Gulfwest Oil Company shall be filed on behalf of the undersigned.

                             ANACONDA CAPITAL, L.P.

                             By: /s/ Mitchell J. Kelly
                                 ______________________
                                 MITCHELL J. KELLY
                                 Managing General Partner

                             ANACONDA OPPORTUNITY FUND, L.P.

                             By: Anaconda Capital, L.P.
                                 General Partner

                             By: /s/ Mitchell J. Kelly
                                 ______________________
                                 MITCHELL J. KELLY
                                 Managing General Partner


                                 /s/ Mitchell J. Kelly
                                 _____________________
                                 MITCHELL J. KELLY

























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